# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: FRANKLIN STREET PROPERTIES CORP /MA/, CIK 0001031316
CUSIP: 35471R106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 401 EDGEWATER PLACE, STE 200, WAKEFIELD, Massachusetts (MA), 01880
Date of event which requires filing of this statement: 03/24/2025
Filed by CIK 0002043653
Persons authorized to receive notices and communications: Converium Capital Inc., 1250, boul. Rene-Levesque Ouest, Suite 4030, Montreal, Quebec Canada (A8), H3B 4W8, 1 (514) 418-0201; Ele Klein & Brandon Gold, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, (212) 756-2000

## Reporting persons
- Converium Capital Inc. (CIK 0002043653): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,314,186; sole dispositive power 0; shared dispositive power 5,314,186; aggregate amount beneficially owned 5,314,186 (5.1% of the class)
- Aaron Stern: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,314,186; sole dispositive power 0; shared dispositive power 5,314,186; aggregate amount beneficially owned 5,314,186 (5.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: FRANKLIN STREET PROPERTIES CORP /MA/
Address of issuer's principal executive offices: 401 EDGEWATER PLACE, STE 200, WAKEFIELD, Massachusetts (MA), 01880

## Item 2. Identity and Background
Name of person filing:
This statement is being filed by (i) Converium Capital Inc., a Canadian corporation ("Converium"), with respect to the shares of common stock, par value $0.0001 per share ("Common Stock"), of Franklin Street Properties Corp. (the "Issuer") held by Converium Capital Master Fund LP, a Cayman exempted limited partnership ("CCMF"), and Converium PGEQ Multi-Strategy Fund L.P., a Quebec limited partnership ("PGEQ" and, together with CCMF, the "Converium Funds"), and (ii) Aaron Stern ("Mr. Stern"), a Canadian citizen who serves as a Director, Managing Partner and Chief Investment Officer of Converium and is the controlling person of Converium, with respect to the shares held by the Converium Funds. Each of Converium and Mr. Stern is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Set forth in the attached Annex A and incorporated herein by reference is the information required by Instruction C to Schedule 13D.
Residence or business address: The business address of each of the Reporting Persons is 1250, boul. Rene-Levesque Ouest, Suite 4030, Montreal, Quebec H3B 4W8.
Present principal occupation or employment: The principal business of Converium is to serve as an investment manager. The principal business of Mr. Stern is investment management.
Criminal convictions in the last five years: None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Citizenship: Converium is a Canadian corporation. Mr. Stern is a citizen of Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons used approximately $11,110,192.84 (including commissions) of the working capital of the Converium Funds in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D as beneficially owned by the Reporting Persons.

Positions in the shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Because other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons believe that the securities of the Issuer are undervalued and represent an attractive investment opportunity.

On November 27, 2024, Converium and the Converium Funds entered into a cooperation agreement with the Issuer and the other parties thereto (the "Cooperation Agreement"). The full text of the Cooperation Agreement is included as Exhibit 99.2 and is incorporated by reference herein.

The Reporting Persons have had and, subject to the terms of the Cooperation Agreement, may continue to have discussions with the Board of Directors of the Issuer (the "Board") and management regarding corporate governance, including the composition of the Board, operations, capital allocation, and the strategy and plans of the Issuer, including the pace of asset dispositions and strategic transactions more generally. The Reporting Persons may, subject to the terms of the Cooperation Agreement, have additional discussions with the Board and the Issuer's management about the foregoing matters, and may, subject to the terms of the Cooperation Agreement, discuss other matters including, without limitation, the Issuer's management, capital structure and/or corporate structure, dividend and/or buyback policies and compensation practices and may, subject to the terms of the Cooperation Agreement, communicate with other shareholders and/or third parties regarding the Issuer and any or all of the foregoing. The Reporting Persons may, subject to the terms of the Cooperation Agreement, explore, develop and/or make plans and/or proposals (whether preliminary or final) with respect to the foregoing, including prior to forming an intention to engage in such plans and/or make such proposals.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions or matters referenced above, overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may, subject to the terms of the Cooperation Agreement, endeavor (i) to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of the Common Stock. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D in accordance with the terms of the Cooperation Agreement, to the extent it remains in effect.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by the Reporting Persons. The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Persons is based upon 103,566,715 shares of Common Stock outstanding as of February 7, 2025, as disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission (the "SEC") on February 11, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty (60) days, which were all in the open market, are set forth on Annex B attached hereto and incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: Except for the Reporting Persons and the Converium Funds, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 of this Schedule 13D is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement, dated March 26, 2025.

Exhibit 99.2: Cooperation Agreement, dated November 27, 2024 (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on November 27, 2024).

## Signatures
- Converium Capital Inc.: /s/ Michael Rapps, Michael Rapps, Managing Partner (03/26/2025)
- Aaron Stern: /s/ Aaron Stern, Aaron Stern, individually (03/26/2025)